UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

White Knight Resources Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

963900105

(CUSIP Number)

Robert Ross McEwen c/o U.S. Gold Corporation 3rd Floor, 99 George Street Toronto, Ontario Canada M5A 2N4 (647) 258-0395	Copy to: Hendrik F. Jordaan, Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, CO 80203 (303) 861-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2005

July 5, 2005

July 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963900105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robert Ross McEwen
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canadian citizen

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

9,552,405
8. Shared Voting Power

0
9. Sole Dispositive Power

9,552,405
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,552,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

16.1% (1)
14.	Type of Reporting Person (See Instructions)

IN

(1)	Based on 59,239,972 shares reported by White Knight Resources Ltd. to be outstanding as of February 15, 2006.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (“Common Stock”) of White Knight Resources Ltd., a corporation organized under the laws of British Columbia, Canada (“White Knight”). White Knight’s principal executive offices are located at #922, West Hastings Street, Vancouver, British Columbia, Canada V6B 1L8.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Robert Ross McEwen (“McEwen”).

(b) and (c) McEwen’s business address is c/o U.S. Gold Corporation, 3rd Floor, 99 George Street, Toronto, Ontario, Canada M5A 2N4. McEwen’s principal occupation is Chairman of the Board and Chief Executive Officer of U.S. Gold Corporation, Chairman of the Board and Chief Executive Officer of Lexam Explorations Inc. and Executive Chairman of Coral Gold Resources Ltd. U.S. Gold Corporation is a gold exploration company based, and with operations in, the United States of America, Lexam Explorations Inc. is a Toronto, Canada-based oil and gas exploration company with exploration activity in the United States of America and Coral Gold Resources Ltd. is a gold exploration company based in Vancouver, British Columbia with operations in the United States of America.

(d) and (e) McEwen has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) McEwen is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration

On June 28, 2005, McEwen purchased 5,681,705 shares of common stock from Goldcorp Inc. in a private transaction for CAD$4,602,181 (approximately US$3,737,964 based on an exchange rate of .8122, the Bank of Canada noon exchange rate as of June 28, 2005). On July 5, 2005, McEwen purchased 2,270,700 shares of Common Stock through the open market for CAD$2,066,337 (approximately US$1,662,111 based on an exchange rate of .8044, the Bank of Canada noon exchange rate as of July 5, 2005). On July 26, 2005, McEwen purchased 1,600,000 shares of Common Stock through the open market for CAD$2,016,000 (approximately US$1,639,558 based on an exchange rate of .8133, the Bank of Canada noon exchange rate as of July 26, 2005). The aggregate purchase price of 9,552,405 shares of Common Stock was CAD$8,684,518 (approximately US$7,039,633 based on the aforementioned exchange rates as of the dates indicated).

All purchases were paid in cash from McEwen’s personal funds. No funds were borrowed by McEwen in order to complete his acquisition of the Common Stock.

Item 4. Purpose of Transaction

(a). The purchases of the Common Stock reported in this Schedule 13D were made for the purpose of making an investment in White Knight. Consistent with such purpose, McEwen has had, and expects to continue to have, discussions with management of White Knight concerning White Knight and his investment in White Knight. McEwen may also engage in such discussions with other shareholders of White Knight. In keeping with his investment, McEwen may also evaluate his holdings and increase or sell all or a portion of his investment as he deems appropriate.

Pursuant to the Share Transfer Agreement, dated June 28, 2005, between Goldcorp Inc. and Robert R. McEwen (the “Share Transfer Agreement”) McEwen acquired 5,681,705 shares of Common Stock. His purchases of 2,270,700 shares of Common Stock on July 5, 2005, and of 1,600,000 shares of Common Stock on July 26, 2005, were open market purchases.

(b). McEwen may from time to time discuss with management of White Knight, and evaluate, the possibility of White Knight acquiring, or combining with, other companies in select circumstances, including other companies that (like White Knight) hold mining interests in the Cortez Trend, Nevada. On Sunday, March 5, 2006, U.S. Gold Corporation announced that it has proposed to acquire all of the outstanding common shares of White Knight, along with all of the outstanding common shares of Coral Gold Resources Ltd., Nevada Pacific Gold Ltd. and Tone Resources Ltd. McEwen is the Chairman and Chief Executive Officer of U.S. Gold Corporation. McEwen intends to support the proposed acquisition of White Knight by U.S. Gold Corporation.

(c). Not applicable.

(d). Not applicable.

(e). Not applicable.

(f). Not applicable.

(g). Not applicable.

(h). Not applicable.

(i). Not applicable.

(j). Other than as described above, McEwen currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although McEwen reserves the right to develop such plans).

McEwen disclaims membership in any group with respect to the purchase of Common Stock pursuant to the Share Transfer Agreement or any open market purchase.

The descriptions of the Share Transfer Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibits 1.

Item 5. Interest in Securities of the Issuer

(a) McEwen is the beneficial owner of 9,552,405 shares of Common Stock, which represents approximately 16.1% of the Common Stock (based on the number of shares outstanding as of February 15, 2006, as represented by White Knight in its Canadian information circular).

The descriptions of the Share Transfer Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1.

(b) McEwen holds the sole power to vote and dispose of the 9,552,405 shares of Common Stock that he beneficially owns.

(c) Other than the transactions described herein, McEwen has not effected any transaction in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 9,552,405 shares of Common Stock that are beneficially owned by McEwen.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 4 and 5 above are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Share Transfer Agreement, dated June 28, 2005, by and between Goldcorp Inc. and Robert R. McEwen.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2006	/s/ Robert Ross McEwen
Robert Ross McEwen

Exhibit 1

SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT made this 28th day of June, 2005.

BETWEEN:

GOLDCORP INC.

a corporation incorporated pursuant

to the laws of the Province of Ontario

(hereinafter called the “Vendor”)

- and -

ROBERT R. McEWEN

an individual residing in the Province of Ontario

(hereinafter called the “Purchaser”)

WHEREAS the Vendor is the beneficial and registered owner of 5,681,705 Common Shares in the capital stock of White Knight Resources (the “Subject Securities”);

AND WHEREAS the Vendor has agreed to sell, and the Purchaser has agreed to purchase the Subject Securities in consideration of the payment of $4,602,181 on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH that, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1. Purchase and Sale. Subject to the terms and conditions herein contained, the Vendor hereby transfers, assigns and delivers, and the Purchaser hereby purchases, all right, title and interest of the Vendor in and to the Subject Securities, free and clear of any lien, charge and encumbrance of any nature or kind whatsoever for an aggregate purchase price set forth in paragraph 2 hereof.

2. Purchase Price. The aggregate purchase price payable by the Purchaser to the Vendor for the Subject Securities is based on the higher of the current trading price ($0.81) or the ten (10) day average trading price to June 28, 2005 (the “Purchase Price”).

3. Payment of Purchase Price. The aggregate Purchase Price for the Subject Securities shall be paid and satisfied by the payment on the date hereof to the Vendor of cash consideration.

4. Representations and Warranties of the Vendor. The Vendor hereby represents and warrants to the Purchaser that as of the date hereof:

(a)	the Vendor has good title to the Subject Securities, free and clear of any charges, liens, security interests, adverse claims, pledges and other encumbrances whatsoever and that the Vendor, as beneficial owner thereof, is able to transfer the Subject Securities to the Purchaser;

(b)	no person, firm or corporation has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase from the Vendor of any of the Subject Securities, other than as contemplated by this Agreement; and

(c)	the Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”).

5. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Vendor that as of the date hereof:

(a)	the payment of the Purchase Price to the Vendor has been duly authorized;

(b)	the payment to the Vendor of the Purchase Price does not result in a breach of any term or provision of, or constitute a default under any indenture, agreement, instrument, licence or permit to which the Purchaser is a party or by which it is bound; and

(c)	this Agreement has been duly authorized, executed and delivered by the Purchaser and is a valid, binding and enforceable obligation of the Purchaser.

6. Survival of Representations and Warranties. The representations and warranties of the Vendor and Purchaser contained in this Agreement shall survive the closing of the purchase and sale of the Subject Securities herein provided for and, notwithstanding such closing, shall continue in full force and effect for the benefit of the Vendor and the Purchaser, as the case may be.

7. Condition of Closing. The purchase and sale of the Subject Securities is subject to the condition, which may be waived by the party for whose benefit the condition exists, that all representations and warranties contained in this Agreement shall be true and correct on and as of the completion of such purchase and sale with the same effect as though such representations and warranties had been made on and as of such time.

8. Further Actions. The parties agree that each shall, with reasonable diligence, proceed to take all action, to do all things and provide such reasonable assurances as may be required to consummate the transactions contemplated herein, and both parties agree to provide such further documents or instructions required by the other party as may be necessary to effect the purpose of this Agreement, and carry out the provisions herein.

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9. Regulatory Filings. The parties agree and acknowledge that each party shall be themselves responsible for any regulatory filings under the laws of the Province of Ontario and the federal laws of Canada that may be applicable to such party.

10. Applicable Law. This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

11. Entire Agreement. This Agreement represents the entire understanding of the parties with respect to the subject matter hereof and no modifications thereof or additions thereto will be binding unless in writing, having direct reference to this Agreement and executed by both parties.

12. Headings. The headings in this Agreement are inserted only for convenience of reference and shall not affect its interpretation.

13. Time of the Essence. Time shall be of the essence of this Agreement.

14. Successors and Assigns. This Agreement shall enure to the benefit of, and be binding upon, the parties hereto and their respective heirs, executors, administrators, successors and assigns, as applicable.

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the day and year first above written.

SIGNED, SEALED AND DELIVERED	)	GOLDCORP INC.
in the presence of	)
)
)
/s/ R. Gregory Laing	)	/s/ Peter Barnes
Witness	)	Peter Barnes

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
/s/ R. Gregory Laing	)	/s/ Robert R. McEwen
Witness	)	Robert R. McEwen

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INSTRUMENT OF STOCK TRANSFER

FOR VALUE RECEIVED Goldcorp Inc. hereby sells, assigns and transfers unto Robert R. McEwen 5,681,705 Common Shares of White Knight Resources Ltd.

The undersigned, being officers of GOLDCORP INC., hereby sign the foregoing instrument this 28th day of June, 2005.

/s/ Michael L. Hoffman
Michael L. Hoffman

/s/ R. Gregory Laing
R. Gregory Laing